Exhibit 99.2

INDEX TO FINANCIAL STATEMENTS
U-BX TECHNOLOGY LTD.

U-BX TECHNOLOGY LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2023	June 30, 2023
	(Unaudited)
ASSETS
Current Assets
Cash	$5,134,863	$1,293,709
Accounts receivable, net	266,007	264,801
Advance to suppliers	3,128,344	2,972,534
Prepayments and other current assets	569,725	73,380
Total current assets	9,098,939	4,604,424

Non-current assets
Property and equipment, net	14,767	3,728
Deferred registration costs	246,425	245,956
Total non-current assets	261,192	249,684

Total Assets	$9,360,131	$4,854,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$423,567	$138,393
Accounts payable	1,669,133	573,619
Advance from customers	2,877	1,784,580
Tax payables	833,325	736,247
Accruals and other current payables	145,655	145,049
Amounts due to related parties, current	413,324	405,138
Total current liabilities	3,487,881	3,783,026

Total Liabilities	3,487,881	3,783,026

Commitments and contingencies (Note 11)

Shareholders’ Equity:
Ordinary Shares ($0.0001 par value, 500,000,000 authorized, 25,000,000 and 24,000,000 shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively)	2,500	2,400
Additional paid-in-capital	6,041,578	1,041,855
Statutory reserves	300,171	300,171
Accumulated other comprehensive (loss)	(40,835)	(59,013)
Accumulated deficit	(431,164)	(214,331)

Total shareholders’ equity	5,872,250	1,071,082

Total liabilities and shareholders’ equity	$9,360,131	$4,854,108

The accompanying notes are an integral part of these consolidated financial statements.

U-BX TECHNOLOGY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Revenues	$29,284,218	$56,475,121
Cost of revenues	(28,705,358)	(55,456,935)
Gross profit	578,860	1,018,186

Operating expenses:
General and administrative expenses	(807,114)	(649,079)
Total operating expenses	(807,114)	(649,079)

(Loss) Income from operations	(228,254)	369,107

Other income (expense):
Interest income	2,641	1,408
Interest (expenses)	(5,587)	—
Other income, net	28,875	50,674
Total other income, net	25,929	52,082

(Loss) Income before income taxes	(202,325)	421,189

Income tax expense	(14,508)	(241,532)

Net (loss) income	$(216,833)	$179,657

Comprehensive loss
Foreign currency translation (loss)	(45,764)	(12,400)
Comprehensive (loss) income attributable to shareholders	$(262,597)	$167,257

(Loss) Income per ordinary share
Basic and diluted	$(0.01)	$0.01

Weighted average number of ordinary shares outstanding
Basic and diluted	24,383,383	24,000,000

The accompanying notes are an integral part of these consolidated financial statements.

U-BX TECHNOLOGY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

	Ordinary shares		Subscription	Additional paid-in	Statutory	Retained earnings	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	receivable	capital	reserves	(deficit)	income (loss)	Equity
Balance as of July 1, 2022	24,000,000	$2,400	$—	$1,041,855	$228,173	$(348,244)	$(13,249)	$910,935
Net income	—	—	—	—	—	179,657	—	179,657
Foreign currency translation adjustment	—	—	—	—	—	—	(12,400)	(12,400)
Balance as of December 31, 2022	24,000,000	$2,400	$—	1,041,855	228,173	(168,587)	(25,649)	1,078,192

Balance as of July 1, 2023	24,000,000	$2,400	$—	$1,041,855	$300,171	$(214,331)	$(59,013)	$1,071,082
Issuance of ordinary shares for cash	1,000,000	100	—	4,999,723	—	—	—	4,999,823
Net (loss)	—	—	—	—	—	(216,833)	—	(216,833)
Foreign currency translation adjustment	—	—	—	—	—	—	18,178	18,178
Balance as of December 31, 2023	25,000,000	$2,500	$—	$6,041,578	$300,171	$(431,164)	$(40,835)	$5,872,250

The accompanying notes are an integral part of these consolidated financial statements.

U-BX TECHNOLOGY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net (loss) income	$(216,833)	$179,657
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Depreciation	1,260	997
Bad debt expenses	—	4,850
Changes in operating assets and liabilities:
Account receivable	4,100	180,068
Advance to suppliers	(94,730)	9,745,134
Prepayments and other current assets	(494,993)	15,475
Accounts payable	1,072,342	—
Advance from customers	(1,798,335)	(10,610,118)
Taxes payable	81,325	239,572
Accruals and other current payables	(1,901)	605
Amounts due to related parties, current	—	131,941
Net cash (used in) operating activities	(1,447,765)	(111,819)

Cash flows from investing activities
Purchase of property and equipment	(12,107)	(1,982)
Net cash (used in) investing activities	(12,107)	(1,982)

Cash flows from financing activities
Issuance of ordinary shares for cash	4,999,823	—
Proceeds from short-term loan	558,722	—
Repayments of short-term loan	(279,361)	—
Payment of registration costs	—	(32,704)
Net cash provided by financing activities	5,279,184	(32,704)
Effect of foreign exchange rate on cash	21,842	(48,029)
Net increase (decrease) in cash	3,841,154	(194,534)
Cash at the beginning of the year	1,293,709	1,518,706
Cash at the end of the year	$5,134,863	$1,324,172

Supplemental disclosures of cash flow information:
Interest paid	$5,587	$597
Income taxes paid	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

U-BX Technology LTD. (“U-BX”) is an exempted company incorporated under the laws of the Cayman Islands on June 30, 2021 as Famingsur Develop Limited. On October 10, 2021, Famingsur Develop Limited filed to change its name to U-BX Technology Ltd. U-BX does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries.

Prior to the incorporation of U-BX, the business commenced its operations in March 2018 and mainly through Youjiayoubao (Beijing) Technology Co., Ltd (“U-BX Beijing”) and its wholly owned subsidiaries, Rudongyoujia Smart Technology Co Ltd. (“RDYJ”), YJYC Hainan Technology Co Ltd (“YJYC Hainan”), Wuxi Benjuchezhi Technology Service Co Ltd (“Wuxi BJCZ”), Jiangsu Youjiayouche Technology Co Ltd (“Jiangsu YJYC”), Jiangsu Jingmo Technology Co Ltd (“Jiangsu Jingmo”) and Jiangsu Youchehubao Technology Co Ltd (“Jiangsu YCHB”). Wuxi BJCZ was sold to a third party on May 9, 2020 and has since ceased to be a subsidiary of U-BX Beijing. YJYC Hainan was dissolved voluntarily on August 11, 2020.

In order to raise capital through an IPO in the United States, the Company has undertaken a series of transactions (the “Reorganization”):

On July 14, 2021, the Company formed its wholly owned subsidiary, HK Snailinsur Group Limited (“U-BX HK”) in Hong Kong. On July 23, 2021, U-BX HK formed its wholly owned subsidiary, Beijing Lianghua Technology Co., Ltd. (“WFOE Beijing”) in PRC.

On August 16, 2021, WFOE Beijing entered into a series of contractual arrangements with the owners of U-BX Beijing. These agreements included a Consulting and Service Agreement, a Business Operation Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement and Shareholder Voting Proxy Agreement (collectively “VIE Agreements”). Pursuant to the VIE Agreements, WFOE Beijing has the exclusive right to provide U-BX Beijing with comprehensive technical support, consulting services and other services in relation to the Principal Business during the term of this Agreement. All the above contractual arrangements obligate WFOE Beijing to absorb a majority of the risk of loss from the business activities of U-BX Beijing and entitle WFOE Beijing to receive a majority of their residual returns. In essence, WFOE Beijing has gained effective control over U-BX Beijing.

On February 20, 2022, with approval of WFOE Beijing and approval of the board of directors of U-BX Beijing, U-BX Beijing issued 2.99% equity interest in U-BX Beijing for nil consideration to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, WFOE Beijing exercised its call option under the Exclusive Call Option Agreements with certain shareholders of U-BX Beijing, dated August 16, 2021, and entered into equity transfer agreements with all the shareholders of U-BX Beijing to purchase all the equity interest in U-BX Beijing. The restructure was completed on March 3, 2022. As a result, U-BX Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure was dissolved and the VIE Agreements were terminated.

U-BX together with its wholly owned subsidiaries U-BX HK, the WFOEs, U-BX Suzhou, U-BX Beijing, and its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the Reorganization was considered under common control and included at their historical carrying values. The consolidation of the Company has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

U-BX, U-BX HK, the WFOEs, U-BX Suzhou, U-BX Beijing and its subsidiaries (the “Company”) primarily provide value-added services using artificial intelligence-driven technology to businesses within the insurance industry in PRC.

As of December 31, 2023, the Company’s principal subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Hong Kong Snailinsur Group Limited (“U-BX HK”)	July 14, 2021	Hong Kong	100%	Investment holding
Beijing Lianghua Technology Co Ltd (“WFOE Beijing”)	July 23, 2021	PRC	100%	Investment holding
Youjiayoubao (Beijing) Technology Co., Ltd. (“U-BX Beijing”)	March 27, 2018	PRC	100%	Provision of services
Rudongyoujia Smart Technology Co., Ltd. (“RDYJ”)	July 27, 2018	PRC	100%	Provision of services
Jiangsu Jingmo Technology Co., Ltd. (“Jiangsu Jingmo”)	July 9, 2020	PRC	100%	Provision of services
Jiangsu Youjiayouche Technology Co., Ltd. (“Jiangsu YJYC”)	June 29, 2020	PRC	100%	Provision of services
Suzhou Lianghua Technology Co., Ltd. (“WFOE Suzhou”)	November 28, 2022	PRC	100%	Investment holding
Suzhou Youjiayoubao Technology Co., Ltd. (“U-BX Suzhou”)	December 2, 2022	PRC	100%	Provision of services
Zhejiang JZSC Enterprise Management Co., Ltd. (“WFOE Zhejiang”)	July 10, 2023	PRC	100%	Investment holding
JZSC Technology Co., Ltd. (“JZSC Technology”)	November 6, 2023	PRC	100%	Provision of services

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity

The Company’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds for its general operations and capital expenditures. The Company’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Company’s services to boost its sales volume while applying more effective marketing strategies and cost control measures to better manage its operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2023 and June 30, 2023, the Company’s balance of cash was $5,134,863 and $1,293,709, respectively. If the Company does not have, or is not able to obtain, sufficient funds, the Company may have to adjust the pace of its planned expansion and reduce operating expenses devoted to its services.

Management has concluded, after giving consideration to its plans as noted above and its existing balance of cash as of December 31, 2023, that the Company should have sufficient funds for its operations and it should be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the unaudited consolidated financial statements. Accordingly, the unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim consolidated financial statements have been included. The results reported in the consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year. The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).

Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in elsewhere in this prospectus.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for doubtful accounts, depreciable lives of property and equipment, and realization of deferred tax assets. Actual results could differ from those estimates.

Functional Currency and Foreign Currency Translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital transactions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in unaudited condensed consolidated statements of changes in shareholders ‘equity. Gains and losses from foreign currency transactions are included in the unaudited condensed consolidated statements of operations and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The exchange rates as of December 31, 2023 and June 30, 2023 and for the periods ended December 31, 2023 and 2022 are as follows:

	December 31,	June 30,	For the Six Months Ended December 31,
	2023	2023	2023	2022
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	7.0827	7.2258	7.1592	6.9531

Cash

Cash include cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in Mainland China, which funds are not freely convertible into foreign currencies.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current creditworthiness, and current economic trends. Accounts are written off against the allowance after unsuccessful collection.

Advances to suppliers

Advances to suppliers consist of advances to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

As of December 31, 2023 and June 30, total advances to suppliers were $3,128,344 and $2,972,534, respectively.

Property and equipment

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. Depreciation expense was $1,207 and $997 for the six months ended December 31, 2023 and 2022, respectively.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Office equipment	3 years
Furniture and fixtures	3 – 5 years

Deferred registration costs

Deferred registration costs primarily consist of direct costs attributable to a proposed public offering of securities which are deferred and will be charged against the gross proceeds of the offering. If the offering is not successful, these costs will be expensed.

Fair value of financial instruments

FASB ASC Section 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1	—	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

●	Level 2	—	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3	—	inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, advances to suppliers, prepaid expenses and other current assets, short-term loans, accounts payable, advance from customers, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

Revenue recognition

The Company recognizes revenue per FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided.

The Company’s revenues are derived principally from digital promotion services, risk-assessment services and value-added services. Value added taxes (“VAT”) are presented as a reduction of revenues.

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites.

Pursuant to the digital promotion contracts, the performance obligation of the Company is to provide promotion services for the planning, designing, customizing strategy scheme and promoting for the customer. The Company considers that both of the digital market planning and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation. Revenues are recorded at a point in time when the performance obligation to deliver those digital promotion services is checked and accepted.

For the contracts that involve the third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the planning and producing the content for the promotion and (ii) having latitude in selecting third party vendors for promotions and establishing pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risk-assessment services

The Company generates risk-assessment revenue from service fees of providing assessment reports to the insurance carriers. Utilizing the self-developed proprietary algorithmic model, the Company generates individualized risk reports based on the vehicle brand, model, travel area, and driver’s information.

Pursuant to the risk assessment contracts, the performance obligation of the Company is to utilize its self-developed risk assessment model and to provide risk assessment reports to customers. Consideration received reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. Revenue recognized at a point in time upon the service delivery and acceptance by the customers.

For the contracts that involve technical services provided by third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of the risk assessment report with self-developed models and (ii) having latitude in select outsourced technical services and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Value-added bundled benefits services

The Company enters into value added benefits contracts with insurance companies. Pursuant to the value added benefits contracts, the Company provides the digital code with value added bundled benefits to customers. The bundled benefits including but not limited to auto maintenance service, auto value added service, vehicle moving notification services and other services. The Company is primarily responsible for selecting out-sourced vendors, integrating out-sourced services and services provided in house to generate various bundled benefits digital code and providing technical supports for the code. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

For the contracts that involve the third-party vendors, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the generation of the code and integrating various services provided by itself and outsourced vendors with the Company’s promise to provide products and services according to the contract entered into with customers and (ii) having latitude in select third party vendors for some value added services and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. Revenue from value-added bundled benefits is recognized at a point in time when the Company satisfies the performance obligation by transferring promised services upon acceptance by customers.

Disaggregation of revenue

The following table summarized disaggregated revenue for the six months ended December 31, 2023 and 2022:

	For the six months ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Digital promotion services	$19,010,864	$43,090,992
Risk-assessment services	6,015,914	9,032,437
Value-added services	4,257,440	4,351,692
Total	$29,284,218	$56,475,121

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract balance

Accounts receivables are recorded when the Company performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Contract liabilities are recognized as advance from customers if the Company receives consideration but has not transferred the related goods or services to the customer.

Value Added Tax

The Company is subject to value-added-tax (“VAT”) on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6% and is excluded from net revenues.

Cost of revenue

Cost of revenues consists primarily of expenses incurred in connection with the third-party cloud infrastructure expenses, outsourcing services paid to suppliers and third-party procurement costs are recognized as incurred.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period including the enactment date. Valuation allowances are established, when necessary, to reduce net deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended December 31, 2023 and 2022. The Company does not believe that there were any uncertain tax provision as of December 31, 2023 and June 30, 2023. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended December 31, 2023 and 2022.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and the VAT rate is approximately 6%. The VAT collected may be offset by VAT paid by the Company on its purchases. The Company records a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net income (loss) by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. When the Company has a loss or dilutive shares would increase EPS or decrease loss per share, dilutive shares are not included. As of December 31, 2023 and June 30, 2023, there were no dilutive shares.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income (loss)

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company not using the U.S. dollar as its functional currency.

Concentration and Risks

Currency risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

Concentration and credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company maintains its bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 (approximately $75,000US) per bank. As of December 31, 2023, the Company has approximately $518,000 of uninsured funds. However, management believes that the risk of failure of any of these Chinese banks is remote.

The Company conducts credit evaluations on its customers prior to delivery its services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

Major customers

For the six months ended December 31, 2023, no customer accounted for over 10% of the Company’s total revenues. For the six months ended December 31, 2022, one customer accounted for 20.8% of the Company’s total revenues.

As of December 31, 2023, four customers accounted for 32.9%, 18.2%, 11.1% and 10.6% of the total balance of accounts receivable. As of June 30, 2023, two customers accounted for 13.1% and 10.5% of the total balance of accounts receivable.

Major suppliers

For the six months ended December 31, 2023, four suppliers accounted for 24.0%, 12.7%, 10.6% and 10.1% of the Company’s total purchases. For the six months ended December 31, 2022, four suppliers accounted for 23.7%, 21.8%, 15.0% and 12.4% of the Company’s total purchases.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2023, five suppliers accounted for 29.0%, 17.1%, 16.9%, 12.7% and 10.7% of the total balance of accounts payable. As of June 30, 2023, five suppliers accounted for 24.1%, 19.6%, 19.3%, 15.5% and 13.7% of the total balance of accounts payable.

Recently adopted or issued accounting pronouncements

The Company qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize a lease liability and a “right of use” lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. The standard is effective for the Company in the for fiscal years beginning after December 15, 2021 and interim periods within the fiscal years beginning after December 15, 2022, with early adoption permitted. The Company does not believe the adoption of this standard will have a material effect on its financial statements. In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for the Company in the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company adopted this ASU on July 1, 2023 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company adopted this ASU on July 1, 2023 and the adoption did not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial position, statements of operations and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Trade accounts receivable	$266,007	$264,801
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	$266,007	$264,801

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 4 — PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Loan receivable*	$507,106	$—
Value-added Tax (“VAT”) recoverable	40,434	56,369
Prepaid expenses and others current assets	22,185	17,011
	569,725	73,380
Less: allowance for doubtful accounts	—	—
Prepaid expenses and other current assets, net	$569,725	$73,380

*	The balances mainly represent loans to third parties for their working capital needs for one year and with a fixed interest rate of 6.0% per annum.

NOTE 5 — BANK LOANS

Bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or annually. The bank loans consisted of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Bank of Communications	$141,189	$138,393
Industrial and Commercial Bank of China	282,378	—
Total short-term bank loan	$423,567	$138,393

On March 13, 2023, U-BX China entered into a loan agreement with Bank of Communications to obtain a loan of RMB1,000,000 (or $138,393) for a term from March 13, 2023 to March 13, 2024 at a fixed annual interest rate of 3.7%. The loan is guaranteed by a third party, Beijing Yizhuang Guoji Financing Guarantee Limited.

On July 5, 2023, U-BX China entered into a loan agreement with Industrial and Commercial Bank of China to obtain a loan of RMB2,000,000 (or $282,378) for a term from July 5, 2023 to January 1, 2024 at a fixed annual interest rate of 2.8%. On December 31, 2023, the Company fully repaid and renewed the loan with the maturity on July 4, 2024. The loan is guaranteed by a third party, Beijing Shouchuang Financing Guarantee Limited.

NOTE 6 — TAXES PAYABLE

Tax payables consisted of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Income tax payable	$751,368	$722,114
Withholding tax payable	1,366	1,421
VAT tax payable	80,591	12,712
Tax payables	$833,325	$736,247

NOTE 7 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Payroll and welfare payable	$29,588	$30,534
Other current liabilities	116,067	114,515
Accrued expenses and other current liabilities	$145,655	$145,049

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 8 — RELATED PARTY TRANSACTIONS

The table below sets forth the related parties and their relationships with the Company as of December 31, 2023:

Name of related parties	Relationship with the Company
Jian Chen	Founder and shareholder

	December 31, 2023	June 30, 2023
	(Unaudited)
Amounts due to related parties, current*
Jian Chen	$413,324	$405,138

*	The balances mainly represent expenses paid on behalf of the Company for daily operations.

NOTE 9 — TAXATION

Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Revenue Ordinance, the Company’s subsidiary in Hong Kong is subject to 16.5% Hong Kong profits tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

The Company’s subsidiaries established in the PRC are mainly subject to the statutory income tax at a rate of 25%.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Income tax expense computed at applicable tax rates (25%)	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	(14.2)%	—%
Non-deductible expenses	62.3%	10.0%
Change of Valuation Allowance	(80.1)%	22.0%
Effective tax rate	(7.0)%	57.0%

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 9 — TAXATION (cont.)

Significant components of the provision for income taxes are as follows:

	For the six months ended December 31,
	2023	2022
Current income tax expense	$14,508	$241,532
Deferred tax expense (benefits)	—	—
Income tax provision	$14,508	$241,532

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table presents the significant components of the Company’s deferred tax assets for the periods presented:

	December 31, 2023	June 30, 2023
	(Unaudited)
Deferred tax assets
Net operating loss carry forwards	$620,427	$574,840
Less: valuation allowances	(620,427)	(574,840)
Total deferred tax assets	$—	$—

As of December 31, 2023, the Company has net operating loss carryforwards of approximately $2,083,000 in the PRC that expire in 2023. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. For the six months ended December 31, 2023 and June 30, 2023, the change in valuation allowance amounted to an increase of $45,587 and $53,405, respectively.

NOTE 10 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on June 30, 2021. The authorized number of ordinary shares is 500,000,000 with par value of $0.0001 per share. On June 30, 2021, the Company issued 10,000 to six shareholders. On September 18, 2021, the Company issued 14,990,000 ordinary shares to six existing shareholders and eight new shareholders. The Company has retroactively restated all shares and per share data for all the periods presented pursuant to ASC 260.

On January 24, 2022, the Company issued 7,500,000 ordinary shares, to all existing shareholders on a pro rata basis. Cash consideration of $750 for the issuance of 7,500,000 ordinary shares was all received on March 4, 2022. The issuance of the 7,500,000 shares was for initial capitalization structure purposes.

On May 5, 2022, the Company issued an aggregated 468,000 shares of ordinary shares to all fourteen existing shareholders and to two new investors for cash consideration of $46.80 that was received on May 6, 2022.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 10 — SHAREHOLDERS’ EQUITY (cont.)

On May 5, 2022, the Company issue an aggregated 1,032,000 ordinary shares to two new investors for cash consideration of $895,000. The cash consideration was all received in August and September 2021.

On October 25, 2023, the Company issue an aggregated 1,000,000 ordinary shares to a third-party investor for cash consideration of $4,999,823. The cash consideration was all received on October 24, 2023.

As a result, the Company had 25,000,000 and 24,000,000 shares issued and outstanding as of December 31, 2023 and June 30, 2023.

Statutory reserves and restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s PRC subsidiaries are required to annually appropriate 10% of their net after-tax income to a statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As of December 31, 2023 and June 30, 2023, the Company’s PRC entities collectively attributed $300,171 and $300,171 of retained earnings to their statutory reserves, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries. As of December 31, 2023 and June 30, 2023, the aggregate amounts of restricted net assets of the relevant PRC entities amounted to $447,704 and $447,704, respectively.

NOTE 11 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 29, 2024, the date the consolidated financial statements were available for issuance.

Closing of IPO

On April 1, 2024, the Company closed its IPO of 2,000,000 ordinary shares, par value $0.0001 per share (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-262412, “Form F-1”), originally filed with the U.S. SEC on January 28, 2022 (as amended) (the “Registration Statement”). The Form F-1 was declared effective by the SEC on March 25, 2024. The Shares were priced at $5.00 per share, and the offering was conducted on a firm commitment basis. EF Hutton LLC acted as the book-running manager of the IPO. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “UBXG.”

In connection with the IPO, the Company issued a press release on March 27, 2024 announcing the pricing of the IPO and a press release on April 1, 2024 announcing the closing of the IPO, respectively. Copies of each press release are attached as Exhibit 99.1 and Exhibit 99.2 in FORM 6-K.

Loan transaction

On April 12, 2024, the Company entered into an unsecured short-term loan agreement with Suzhou Wuzhong Branch of Bank of Communications Co., Ltd. with principal amount of RMB 3 million (approximately $0.41 million), with an annual interest rate of 3.5%. The maturity date of the loan is April 12, 2025.